December 6, 2006
VIA EDGAR AND FACSIMILE

Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549
Attn: Jay Ingram, Esq.
Re:	Brocade Communications Systems, Inc. Amendment No. 1 to Registration Statement on Form S-4 (File No. 333-137758) Acceleration Request
Ladies and Gentlemen:
     Pursuant to Rule 461 of the Securities Act of 1933, as amended, Brocade Communications Systems, Inc., a Delaware corporation (the “Company”) hereby requests that the effectiveness of the above captioned registration statement be accelerated so that it becomes effective at 5:00 p.m., Eastern Time, on Wednesday, December 6, 2006, or as soon thereafter as practicable.
     The Company hereby acknowledges the following:
•	should the Securities and Exchange Commission (the “Commission”) or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

     Please provide a copy of the Commission’s order declaring the registration statement effective to Bradley L. Finkelstein via facsimile at (650) 493-6811 and via mail at Wilson Sonsini Goodrich & Rosati, Professional Corporation, 650 Page Mill Road, Palo Alto, California 94304.

Sincerely, Brocade Communications Systems, Inc.
By:	/s/ Richard Deranleau
Richard Deranleau
Chief Financial Officer